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                             August 31, 2023

       Edward Kovalik
       Chief Executive Officer
       Prairie Operating Co.
       8636 N. Classen Boulevard
       Oklahoma City, OK

                                                        Re: Prairie Operating
Co.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 25,
2023
                                                            File No. 333-272743

       Dear Edward Kovalik:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 22, 2023 letter.

       Amendment No. 2 to Form S-1 filed August 25, 2023

       Risk Factors, page 6

   1. We note your response to comment 1. Please add a risk factor addressing the risk that the crypto assets you mine
or hold could be deemed securities and that the conclusions you draw based on your
risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a
   security    under applicable laws could be incorrect. Include a
                                                        discussion of what the
legal implications would be and how it might impact you and your investors.
 Edward Kovalik
FirstName  LastNameEdward   Kovalik
Prairie Operating Co.
Comapany
August  31, NamePrairie
            2023        Operating Co.
August
Page  2 31, 2023 Page 2
FirstName LastName
We may not have sufficient authorized common stock available to issue the Common Stock that is being offered for resale, page 19

2. Please tell us how counsel is able to opine that the Series D Shares, Series A Warrant
         Shares, and Series B Warrant Shares will be validly issued if, as you state here, you may be in violation of your charter if common stock underlying outstanding convertible or exercisable securities, separate from the shares referenced above, is issued in an amount that would make the number of your outstanding shares exceed the number of shares of common stock authorized by your charter.
3. Please revise this risk factor to discuss the specific potential impacts for investors in this offering, if you were to issue shares in an amount that would make the number of your outstanding shares exceed the number of shares of common stock authorized by your charter.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Prairie Operating Co., page 42

4. Please provide consistent and clear disclosure about the current status of your cryptocurrency mining operations. For example you state on page 55 that "[a]fter June 30,
         2022, the Company ceased its cryptocurrency mining operations" and "Since June 30,
         2022 the Company is neither receiving meaningful cryptocurrency awards nor generating meaningful revenue from cryptocurrency mining," yet you later state that "[o]n March 2,
         2023, the Company entered into the Master Services Agreement with Atlas and re-
         initiated its cryptocurrency mining operations."
Factors Affecting Profitability, page 55

5. Refer to comment 3 and your revisions on page 56 relating to your electricity costs per
         Bitcoin and the average breakeven Bitcoin price for the second quarter of 2023. We reissue the comment in part and request that you include a more comprehensive breakeven analysis for your Bitcoin mining operations that compares the cost to earn/mine one
         Bitcoin with the market value of one Bitcoin. Identify and explain all relevant inputs.
         Quantitative tabular disclosure may be helpful.
6. You state on page 56 that "[i]n order to normalize the cost of electricity, [you] entered into a Master Services Agreement with Atlas, pursuant to which [you] pay... a monthly fee to
         Atlas for the quantity of electricity consumed by the miners at a rate of $0.08 per kWh."
         Please address the following:
             Explain to us why you state on page 56 that "[y]our break-even power price is
             $80/MW." It appears that this is the contractually fixed rate for electricity that you are charged, rather than a "breakeven" price.
             Explain to us why you state on page 56 that "the cost to earn a Bitcoin under the
             Master Services Agreement is predominantly driven by the price of power or electricity which fluctuates based on many factors, including the impacts of
 Edward Kovalik
Prairie Operating Co.
August 31, 2023
Page 3
              weather and the price of natural gas." If you pay a fixed rate per kWh pursuant to the Master Services Agreement it would seem that weather or the price of natural gas would not affect your price of electricity.
7. Please consider providing two separate discussions of factors affecting profitability, one pre and one post the March 2, 2023 Master Services Agreement. Currently, you
         appear you discuss some profitability factors from before the Master Services Agreement as if they still have the same impact. For example you state on page 56 that "the cost of natural gas that [you] use to produce electricity to power [y]our miners is volatile and has increased substantially since the beginning of 2022."
       Please contact Jessica Livingston at 202-551-3448 or John Dana Brown at 202-551-3859
with any questions.



FirstName LastNameEdward Kovalik                               Sincerely,
Comapany NamePrairie Operating Co.
                                                               Division of
Corporation Finance
August 31, 2023 Page 3                                         Office of Crypto
Assets
FirstName LastName